UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ David Siu Kam Choy
	Name:	David Siu Kam Choy
	Title:	Chief Financial Officer

Date: April 14, 2023

Exhibit Index

Exhibit 99.1	—	Press Release—Lufax Holding Ltd Successfully Listed on the Main Board of The Stock Exchange of Hong Kong

Exhibit 99.2	—	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated April 13, 2023

Exhibit 99.3	—	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Day Trading Information, dated April 14, 2023